Exhibit 99.(a)(5)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

866-839-5205

InvestorRelations@aberdeen-asset.com

ABERDEEN CHILE FUND, INC.  ANNOUNCES THE
COMMENCEMENT OF A CASH TENDER OFFER

(Philadelphia, April 30, 2010) — Aberdeen Chile Fund, Inc. (NYSE AMEX: CH) (the “Fund”), a closed-end equity fund, announced today the commencement of a cash tender offer to purchase up to 2,542,026 shares, representing approximately 25% of the Fund’s outstanding shares, at a price equal to 99% of the Fund’s net asset value (“NAV”) per share determined on the business day immediately following the day the tender offer expires.  The offer commenced today, April 30, 2010, and will expire at 11:59 p.m. EST, May 28, 2010, unless the offer is extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials. If more than 25% of the Fund’s outstanding shares are tendered and not withdrawn in the offer, the Fund will purchase shares from tendering shareholders on a pro-rated basis.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of April 23, 2010. Shareholders who do not receive these materials may call The Altman Group, the Fund’s information agent for this tender (the “Information Agent”) at 877-297-1738 to request that materials be sent to them.  Shareholders may obtain further information regarding the tender offer on the U.S. Securities and Exchange Commission website at http://www.sec.gov , on the Fund’s website at www.aberdeenCH.com or by calling 877-297-1738.

The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal.  Shareholders should read these documents carefully. Inquiries regarding this tender offer should be directed to the Fund’s Information Agent at 877-297-1738. The offer to purchase will not be valid in any jurisdiction in which making or accepting the offer to purchase would violate the laws of that jurisdiction.

Aberdeen Chile Fund, Inc.  is a closed-end equity fund. The Fund seeks total return, consisting of capital appreciation and income, by investing primarily in Chilean securities. Its shares are listed on NYSE AMEX under the symbol ‘‘CH.’’

Aberdeen Asset Management Investment Services Limited is a registered investment adviser under the Investment Advisers Act of 1940.

Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in a certain geographical region, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The Fund’s NAV will fluctuate with the value of the underlying securities. Closed-end funds trade based on their market value, rather than NAV, and often trade at a discount to their NAV.

The Fund’s daily New York Stock Exchange AMEX closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.aberdeenCH.com or by calling the Fund’s Investor Services at 866-839-5205.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Aberdeen Asset Management Inc. has prepared this report based on information sources believed to be accurate and reliable.  However, neither the Fund, Aberdeen Asset Management Investment Services Limited (the Investment Adviser), nor any other person guarantees their accuracy.  Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information. Aberdeen is a U.S. registered service mark of Aberdeen Asset Management PLC.

About Aberdeen

Aberdeen Asset Management PLC, parent of Aberdeen Asset Management Inc., was founded in 1983 and has over $232 billion in assets under management and 1,800 staff, across 31 offices in 26 countries. Aberdeen offers a range of investment vehicles to private and institutional U.S. investors, including mutual funds, closed-end funds and large separate accounts. As a group, Aberdeen manages over $26 billion in emerging market equity and fixed income assets for both individual and institutional investors around the world as of December 31, 2009. We are now one of the largest managers of U.S.-listed closed-end funds that invest in emerging markets, according to Morningstar analytics as of March 2010.

Aberdeen directly manages eight NYSE-listed closed-end funds with assets of more than $3.4 billion, as of February 28, 2010, most of which with an emerging market focus and we are also investment sub-adviser to two other closed end funds managed by First Trust Advisors L.P. Aberdeen’s range covers a broad array of regions, asset classes and sectors, from our largest U.S.-listed fund, the Aberdeen Asia-Pacific Income Fund (AMEX NYSE: FAX), to those with a regional focus and even country-specific funds.

For more information about Aberdeen’s closed-end funds, please visit Aberdeen’s Closed-End Fund Investor Center at www.aberdeen-asset.us/cef

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